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SEC FILE NUMBER
8-40530

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

SEC Mail Processing

FEB 2 8 2024

Washington, DC

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SS&C MARKET SERVICES, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2000 CROWN COLONY DRIVE, 3RD FLOOR
(No. and Street)

QUINCY	MA	02169
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

TODD STUCKY	262-613-8167	TODD.STUCKY@SSCINC.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS, LLP
(Name – if individual, state last, first, and middle name)

1201 WALNUT ST, SUITE 1700	KANSASCITY	MO	64106
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, TODD STUCKY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SS&C MARKET SERVICES, LLC, as of 2/27, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Erin E Christensen
Notary Public, State of Wisconsin

Signature: Todd Stucky

Title:
CONTROLLER/ FINOP

Erin E Christensen
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SS&C Market Services, LLC

Statement of Financial Condition
December 31, 2023

SS&C Market Services, LLC
Table of Contents
December 31, 2023

FORV/S

1201 Walnut Street, Suite 1700 / Kansas City, MO 64106
P 816.221.6300 / F 816.221.6380
forvis.com

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member
SS&C Market Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SS&C Market Services, LLC (the "Company") as of December 31, 2023, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

FORVIS, LLP

We have served as the Company's auditor since 2020.

Kansas City, Missouri
February 26, 2024

SS&C Market Services, LLC
Statement of Financial Condition
December 31, 2023

Assets		
Cash and cash equivalents	$	6,161,945
Accounts receivable, net of allowance of $2,760		3,894,869
Prepaid expenses		75,464
Total assets	$	10,132,278
Liabilities and Member's Interest		
Accounts payable	$	156,868
Accrued liabilities		1,544,296
Total liabilities		1,701,164
Member's interest		
Member's capital		3,962,102
Retained earnings		4,469,012
Total member's interest		8,431,114
Total liabilities and member's interest	$	10,132,278

The accompanying notes are an integral part of these financial statement.

1. Organization and Business

SS&C Market Services, LLC ("SS&C Market Services", "we", "our", "us" or the "Company") is a wholly–owned subsidiary of SS&C GIDS, Inc. ("SS&C GIDS" or "Parent"), which is a wholly-owned subsidiary of SS&C Technologies Holdings, Inc. ("SS&C"). We are a broker-dealer formed under the Securities Exchange Act of 1934 and are registered with the Securities and Exchange Commission ("SEC"). We provide a platform for facilitating the transfer of rollover transactions from individual qualified retirement plan accounts to individual retirement accounts. We also provide corrective trading and related services to our affiliate SS&C Brokerage Solutions, LLC ("SS&C Brokerage Solutions"), which is a wholly–owned subsidiary of SS&C GIDS. SS&C Brokerage Solutions provides mutual fund shareowner recordkeeping services to brokerage firms who perform recordkeeping functions in a subaccounting arrangement for mutual fund accounts that have been sold by the financial advisors of their broker-dealer customers, as well as the processing and servicing of alternative investments for broker-dealers.

We are a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Use of estimates
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash and cash equivalents
Cash represents cash held at financial institutions. Cash accounts are in FDIC insured accounts that are insured up to $250,000. The Company's cash balances are greater than the insured amount.

Short-term liquid investments with original maturities of 90 days or less are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

Accounts receivable
Accounts receivable are stated at the amount billed to clients. We provide an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables may be written off based on specific circumstances of the clients. Accounts receivable, net, resulting from contracts with customers were $3,794,037 and $3,454,380 at December 31, 2023 and 2022, respectively.

Fair value of financial instruments
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine fair value according to a three-level hierarchy. Such inputs are defined broadly as follows:

Level 1 - Unadjusted quoted prices in active markets for identical instruments that the reporting entity has the ability to access at the measurement date.

Level 2 - Prices or valuations based on other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the instruments.

Level 3 - Prices or valuations based on significant unobservable inputs (including the entity's own assumptions in determining fair value) for the instruments.

The Company had no assets or liabilities measured on a recurring basis during the year or at December 31, 2023 which were deemed Level 1, Level 2 or Level 3 other than a Level 1 money market mutual fund of $6,156,594 that is classified as cash and cash equivalents in the Statement of Financial Condition.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate fair value.

Income taxes
The Company elected to be taxed as a single member Limited Liability Company (LLC) for federal income tax purposes effective January 1, 2018. As a single-member LLC, we are disregarded as an entity separate from our owner for income tax purposes. Hence, for federal income tax purposes, our assets and liabilities, as well as our items of income, deduction, gain, loss and credit are reported in the operations of SS&C GIDS, Inc. SS&C GIDS, Inc. is included within the consolidated federal income tax return of SS&C.

Our accounting policy is to not present an income tax provision for a single member LLC, as this presentation reflects the economic activity and obligations of the entity as the entity is disregarded for federal and state tax purposes. Furthermore, no formal tax-sharing arrangement exists with this entity, and this entity does not have any commitment or obligation to fund any tax liability of the member with its earnings. This accounting policy is consistent with how the income tax returns are prepared.

Subsequent events
The Company has performed an evaluation of subsequent events through February 26, 2024, which is the date the financial statements were issued. We do not have any material undisclosed reportable subsequent events.

3. Related Party Transactions

SS&C Market Services provides services to SS&C Brokerage Solutions to support broker-dealer activities for clients that were assigned to SS&C Brokerage Solutions under an inter-company service agreement between SS&C Market Services and SS&C Brokerage Solutions ("Inter-company Service Agreement") effective January 1, 2022. Certain employees of SS&C Brokerage Solutions are involved in the performance of services by SS&C Market Services under this Inter-company Service Agreement. Inter-company costs and revenues are allocated between SS&C Market Services and SS&C Brokerage Solutions using a reasonable allocation method that will attempt to equate the proportional cost of the services to the proportional use or benefit derived from the services and comply with the expense allocation requirements of the Securities Exchange Act of 1934, Rule 17a-3 and Rule 17a-4.

Additionally, we may contract with SS&C GIDS and affiliates of SS&C GIDS or SS&C for certain administrative services including, but not limited to, information technology services, legal, accounting, tax and other various corporate support functions.

We participated in certain services management programs, wherein cash disbursements are funded by Parent. At December 31, 2023, we had a total receivable from Parent and affiliates of $100,832 and a total payable to Parent and affiliates of $121,832 reflected in Accounts receivable and Accounts payable, respectively, in the Statement of Financial Condition. These amounts are settled regularly throughout the year.

4. Commitments and Contingencies

We are involved in legal and regulatory proceedings arising in the normal course of our business. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with legal counsel, that the final outcome in such proceedings, in the aggregate, would not have a material adverse effect on our financial condition, results of operations and cash flow.

In the normal course of business, we enter into contracts that contain a variety of representations and warranties which provide general indemnifications. Our maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

5. Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Credit risk

Cash balances which exceed Federal Deposit Insurance Corporation insurance coverage limits subject us to a concentration of credit risk.

Current economic conditions

Economic and financial market conditions could adversely affect the results of operations in future periods. Instability in the financial markets may significantly impact the volume of future sales, which could have an adverse impact on our future operating results.

In addition, given the volatility of economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in allowances for accounts receivable that could negatively impact our ability to maintain sufficient liquidity.

Reliability of systems

The Company relies on service providers that are integral to its revenue generating activities, certain of which are affiliates of the Company. A disruption of services provided, such as connectivity, may have an impact on the financial results of the Company.

6. Regulatory requirements

We are subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital requirement. We have elected the alternative net capital method. This method establishes a minimum net capital requirement of the greater of $250,000 or 2% of aggregate debits, pursuant to Rule 15c3-3. We had net capital at December 31, 2023 of $4,337,649, which exceeded our net capital requirement by $4,087,649.

SS&C Market Services, LLC's Exemption Report

SS&C Market Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to providing technology or platform services and related operational support; and

(3) The Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; and

(4) The Company did not carry accounts of or for customers; and

(5) The Company did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

SS&C Market Services, LLC

I, Todd Stucky, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Todd Stucky

By: Todd Stucky

Title: Director of Finance, FINOP

February 26, 2024

FORV/S

1201 Walnut Street, Suite 1700 / Kansas City, MO 64106
P 816.221.6300 / F 816.221.6380
forvis.com

Report of Independent Registered Public Accounting Firm

Board of Managers and Member
SS&C Market Services, LLC
Quincy, Massachusetts

We have reviewed management's statements, included in the accompanying SS&C Market Services, LLC's Exemption Report (Exemption Report) pursuant to SEC Rule 17a-5, in which (1) SS&C Market Services, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing its Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to providing technology or platform services and related operational support, and (3) the Company stated it did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

FORVIS, LLP

Kansas City, Missouri
February 26, 2024